DLA Piper LLP (US) 4365 Executive Drive, Suite 1100 San Diego, California 92121-2133 www.dlapiper.com

Jeffrey C. Thacker jeff.thacker@dlapiper.com T 858.638.6728 F 858.638.5128

May 25, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549-3628

Attention:	Mr. Daniel F. Duchovny

Re:	P.F. Chang’s China Bistro, Inc.
Schedule 14D-9 filed May 15, 2012
SEC File No. 005-54977

Dear Mr. Duchovny:

On behalf of P.F. Chang’s China Bistro, Inc. (the “Company”), we respectfully submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 21, 2012, relating to the Company’s Schedule 14D-9 filed with the Commission on May 15, 2012 (the “Schedule 14d-9”).

The Company has filed via EDGAR an amendment to the Schedule 14d-9 on the date hereof in response to the Staff’s comments.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto. References in this letter to “we”, “us” or “our” mean the Company or its advisors, as the context may require. Capitalized terms used herein but not defined herein have the meaning given to them in the Schedule 14d-9.

Schedule 14D-9

Arrangements with Current Executive Officers and Directors of the Company, page 4

1.	Please provide an individual breakdown of the payment to be received by each of your executive officers and directors for all shares and equity awards as a result of the offer.

Response: In response to the Staff’s comment, the Company has amended the Schedule 14d-9 (i) to include the individual breakdown of the payment to be received by each of the directors for all shares and equity awards as a result of the Offer, and (ii) to include a cross-reference that the individual breakdown of the payment to be received by each of the Company’s executive officers is provided in the footnotes of the table entitled “Golden Parachute Compensation” in Item 3 of the Schedule 14d-9.

Securities and Exchange Commission

May 25, 2012

Page Two

Certain Company Projections, page 46

2.	Please revise your disclosure to include the full financial forecasts instead of a summary.

Response: In response to the Staff’s comment, the Company has amended the Schedule 14d-9 to remove the word “summary” from the description of the financial forecasts it previously disclosed in the Schedule 14d-9.

**************

The Company has provided the requested acknowledgements requested by the Staff in a separate letter, which is included as an exhibit to this letter.

Please call the undersigned at (858) 638-6728 if you have any questions or require further information. Please advise us if we can assist you in order to facilitate the review of the above-referenced documents.

Very truly yours,

DLA Piper LLP (US)

/S/ Jeffrey C. Thacker

Partner

cc:	Richard L. Federico,
Chief Executive Officer
P.F. Chang’s China Bistro, Inc.

P.F. CHANG’S CHINA BISTRO, INC.

7676 East Pinnacle Peak Road

Scottsdale, AZ 85255

May 25, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549-3628

Attention:	Mr. Daniel F. Duchovny

Re:	P.F. Chang’s China Bistro, Inc.
Schedule 14D-9 filed May 15, 2012
SEC File No. 005-54977

P.F. Chang’s China Bistro, Inc. (the “Company”) hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely

P.F. Chang’s China Bistro, Inc.

By:	/s/ Richard L. Federico
Richard L. Federico
Chairman of the Board of Directors and Chief Executive Officer